Exhibit 12.1

Crown Castle International Corp.

Computation of Ratios of Earnings to Fixed Charges and

Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	Years Ended December 31,					September 30,
	2003	2004	2005	2006	2007	2008
Computation of earnings:

Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	$(462,448)	$(306,632)	$(392,043)	$(48,373)	$(317,003)	$(72,120)

Add:

Fixed charges (as computed below)	300,460	250,077	178,982	211,188	454,731	344,486

Subtract:

Interest capitalized	—	—	—	(1,295)	(1,406)	—

	$(161,988)	$(56,555)	$(213,061)	$161,520	$136,322	$272,366

Computation of fixed charges and combined fixed charges and preferred stock dividends:

Interest expense	$186,675	$197,258	$126,646	$153,722	$329,610	$249,453

Amortized premiums, discounts and capitalized interest expense related to indebtedness and dividends on preferred stock	72,159	9,512	7,160	8,606	20,649	16,587
Interest capitalized	—	—	—	1,295	1,406	—

Interest component of operating lease expense	41,626	43,307	45,176	47,565	103,066	78,446

Fixed charges	300,460	250,077	178,982	211,188	454,731	344,486

Dividends on preferred stock and losses on purchases of preferred stock	55,897	38,618	49,356	20,806	20,805	15,604

Combined fixed charges and preferred stock dividends	$356,357	$288,695	$228,338	$231,994	$475,536	$360,090

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings to cover fixed charges	$462,448	$306,632	$392,043	$49,668	$318,409	$72,120

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$518,345	$345,250	$441,399	$70,474	$339,214	$87,724